Exhibit 8.2

BEIJING BRUSSELS CENTURY CITY HONG KONG IRVINE SPECTRUM LONDON LOS ANGELES	Times Square Tower 7 Times Square New York, New York 10036 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	NEWPORT BEACH SAN FRANCISCO SHANGHAI SILICON VALLEY TOKYO WASHINGTON, D.C.
January 4, 2006

Fresenius Medical Care Aktiengesellschaft Else-Kroener-Strasse 1 61346 Bad Homburg v.d.H. GERMANY	OUR FILE NUMBER 0285846-73

Re:	Conversion of Preference Shares Into Ordinary Shares
Ladies and Gentlemen:
     You have requested our opinion on whether, upon the conversion (the “Conversion”) of the outstanding preference shares of Fresenius Medical Care Aktiengesellschaft (“FMC”) into ordinary shares of FMC, as more fully described below, the receipt of the ordinary shares in exchange for the preference shares will be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
     In providing our opinion, we have reviewed and relied upon, with your consent, (x) the prospectus (the “Prospectus”) included in the Registration Statement on Form F-4, as filed by FMC with the Securities and Exchange Commission on October 7, 2005 as amended on the date hereof (the “Registration Statement”) and (y) a copy of the English translation of the draft, submitted to us as of the date hereof, of the Conversion (the “Conversion Report”). In addition, we have assumed (i) that the Conversion will be consummated as described in the Prospectus, the Conversion Report, and the “FACTS” section set forth below; (ii) other than those described or referenced in the Prospectus, there were no agreements, arrangements or understandings, either written or oral, between or among (A) any of the shareholders of FMC, on the one hand, and (B) FMC, on the other hand, concerning the Conversion; (iii) that the representations made to us by the officers of FMC (who we assume are authorized to make such representations) in their letter to us dated as of the date hereof and delivered to us for purposes of this opinion (such letter, the “Representation Letter”) are true, accurate, and complete in all material respects, and we assume such representations that are qualified as to the best of FMC’s knowledge are true as though no such qualification was made; (iv) the genuineness of all signatures, the legal capacity of natural persons, and the authenticity, enforceability, binding effect, and due execution, as applicable, of the Registration Statement (together with the Prospectus), the Conversion Report, and the Representation Letter (all such documents, the “Submitted Documentation”) as submitted to us as of the date hereof; (v) the accuracy in all material respects of the English version of the Conversion Report as a translation of the German

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language document which it represents, and that such report in its final form will not vary in any material respect from the draft submitted to us as of the date hereof; and (vi) that all parties have the corporate power and authority to enter into and perform all obligations and responsibilities pursuant to the statements, obligations, certifications, and representations made in the Submitted Documentation. We also have assumed in rendering this opinion that the information presented below and in documents reviewed or otherwise furnished to us, in all material respects, accurately and completely describe all facts relevant to the transaction contemplated in this opinion. Any changes in, or variations from, such factual assumptions could affect the conclusions expressed herein. We have not made an independent investigation of any such assumptions. Capitalized terms not defined herein shall have the meaning ascribed to them in the Prospectus, and, unless indicated otherwise all Section references are to the Code.
FACTS
     Prior to the transformation of the legal form of FMC from a stock corporation to a partnership limited by shares under German law, a Kommanditgesellschaft auf Aktien, FMC intends to offer the preference shareholders the opportunity to convert their preference shares into ordinary shares on a one-to-one basis pursuant to a Conversion offer to be conducted after the shareholder meetings. The right to convert preference shares into ordinary shares will be available only during a specific period which will be held open for four to six weeks but not less than 20 U.S. business days.
     Currently, FMC has issued and outstanding a total of 96,454,805 shares, divided into 70,000,000 ordinary shares and 26,454,805 preference shares.1 If the holders of all of the outstanding preference shares accept the proposed Conversion offer, then FMC will still have a total of 96,454,805 shares outstanding, consisting, however, solely of ordinary shares.
     Unlike the ordinary shares, which entitle the holder thereof to one vote per share at all meetings of shareholders of FMC, the preference shares are nonvoting, although they have limited voting rights that arise only in certain circumstances where there are dividends in arrears or where the matter voted on pertains to the preferential rights of the shares. The holders of preference shares may receive an annual dividend based on FMC’s profits for the year in an amount determined by the supervisory board and approved by the shareholders but in any event equal to EUR 0.06 per share more than any dividend paid to the holders of the ordinary shares, and a minimum dividend of EUR 0.12 for each preference share. The minimum dividend has priority over the distribution of a dividend on the ordinary shares. If FMC’s profits in one or more financial years is inadequate to enable the payment of EUR 0.12 per preference share, any deficits will be paid in arrears, without interest, in the following years, after distribution of the minimum dividend on the preference shares for that financial year and before the payment of a dividend on the ordinary shares. Currently, however, there are no dividends in arrears. The preference shares are not entitled to any preference in liquidation of FMC.

[1]	This does not include preference share issued after July 19, 2005 upon the exercise of options under stock option plans.

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     Preference shareholders who decide to convert their shares into ordinary shares will be required to pay a premium of EUR 9.75 per converted share for the Conversion and will convert their shares on a one-for-one basis into ordinary shares of FMC. The premium corresponds to approximately two-thirds of the difference between the weighted average stock exchange price of the ordinary shares and the weighted average stock exchange price of the preference shares for the three months through and including May 3, 2005, the last trading day before FMC’s first announcement of the proposed Conversion, determined using the prices reported on the official website of the German Financial Supervisory Authority (German version; prices reported according to the German Takeover Act). Based on such prices, holders of preference shares who elect to convert will acquire ordinary shares at a discount of EUR 6.25 per ordinary share or 10% of the weighted average stock exchange price of the ordinary shares for the three-months prior to the announcement. Holders of preference American Depositary Shares who elect to convert the preference shares represented by their American Depositary Shares will also be required to pay the depositary’s customary fees for both surrender of their preference American Depositary Shares and issuance of American Depositary Shares representing ordinary shares.
     In the Conversion, preference shares submitted for conversion will lose the preferential dividend right provided for under FMC’s articles of association and German law. Those persons who hold convertible bonds or stock options entitling them to preference shares under the employee participation programs will be offered the opportunity to receive convertible bonds or stock options entitling them to receive ordinary shares.
     In addition, in rendering our opinion, we have relied upon, with your consent, the following representations contained in the Representation Letter:
     1. FMC and each shareholder each paid their own expenses, if any, incurred in connection with the Conversion, understanding that for purposes of this representation, FMC is permitted to pay those expenses solely and directly related to the Conversion and in accordance with the guidelines established in Revenue Ruling 73-54, 1973-1 C.B. 187.
     2. Except in connection with the acquisition of Spectra Laboratories on June 27, 1997, and the acquisition of Everest Healthcare Services Corporation on January 8, 2001, none of the preference shares (i) were distributed to a shareholder in a tax-free distribution, (ii) were received by a shareholder in pursuance of a plan of reorganization or like transaction, with respect to which such shareholder did not recognize gain or loss, or (iii) had a basis determined by reference to the basis of other stock described in (i) or (ii). There are substantial non-tax business purposes for the Conversion, which are described in greater detail in the Prospectus.
     3. At the time of the Conversion, FMC has no current plan or intention to redeem or otherwise reacquire any ordinary shares issued in the Conversion.

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     4. As of today and to the best of our knowledge, the management of FMC is unaware of any plan or intention of any 1% or greater FMC shareholder to sell, exchange or otherwise dispose of any FMC share to be received in the Conversion.
     5. FMC will to continue to conduct its historic business operations after the Conversion.
     6. The Conversion is an isolated transaction and is not part of a plan periodically to increase the proportionate interest of any shareholder in the assets or earnings and profits of FMC.
     7. As of the date of the Conversion, there were no accrued and unpaid dividends with respect to the preference shares.
     8. FMC is not, and as of the date of the Conversion, was not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A) of the Internal Revenue Code.
ANALYSIS
     A reorganization pursuant to Section 368(a)(1)(E) of the Code is defined simply as “a recapitalization.” In turn, a recapitalization, although not generally defined under the Code or regulations, has been often characterized in case law as a “reshuffling of a capital structure within the framework of an existing corporation.” Helvering v. Southwest Consolidated Corp., 315 U.S. 194, 202 (1942). Also, Treas. Reg. § 1.368-2(e) contains several examples of stock and securities exchanges that will qualify as reorganizations under Section 368(a)(1)(E). One such example states that “[a] ‘recapitalization’, and therefore a reorganization, takes place if, for example: ... An exchange is made of a corporation’s outstanding preferred stock, having certain priorities with reference to the amount and time of payment of dividends and the distribution of the corporate assets upon liquidation, for a new issue of such corporation’s common stock having no such rights.” Treas. Reg. § 1.368-2(e)(4).
     Although no authority exists directly on point, a stock-for-stock exchange will generally fall within the definition of a recapitalization and, thus, be treated as a tax-free reorganization under Section 368(a)(1)(E). The Conversion, however, differs from a traditional recapitalization in at least two principal ways: (1) The value of the ordinary shares received by the preference shareholders will exceed the value of the preference shares plus the cash surrendered by such shareholders (i.e., the shareholders will receive the ordinary shares at a discount);2 and (2) the preference shareholders will be required to pay a cash-premium per each

[2]	The discussion, below, assumes that there will be a disproportionate value in the Conversion, where “value” is determined based on the 3-month weighted average formulation in the Prospectus. Arguably, however, pursuant to the theory of market-efficiency in publicly traded securities, the trading price of the ordinary and preference shares should increase or decrease relative to one another such that the actual “value” (which presumably

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converted preference share. With respect to the discount, an issue arises as to whether Sections 305(b) or (c) will cause the Conversion to be treated as a distribution taxable under Section 301, notwithstanding the fact that the Conversion otherwise qualifies as a tax-free recapitalization under Section 368(a)(1)(E).
     Section 305(a) provides the general rule that gross income does not include the amount of any distribution of the stock of a corporation made by such corporation to its shareholders with respect to its stock. This general rule is subject to significant exceptions under Section 305(b) and (c). Section 305(b) contains five general exceptions, enumerated as Section 305(b)(1) through (5).
     The exceptions under Section 305(b)(3), (4) and (5) generally address distributions of or with respect to preferred stock; and the exception under Section 305(b)(1) addresses distributions of stock in lieu of cash. The term “preferred stock” for purposes of Section 305 generally means stock that does not participate in corporate growth. Thus, Sections 305(b)(3), (4), and (5) do not apply to the preference shares, which participate in corporate growth as least to the same extent as the common. Also, the preference shareholders will not be receiving the ordinary shares in lieu of cash. As such, the exceptions enumerated under Sections 305(b)(1), (3), (4) and (5) do not apply to our facts.
     One of the five exceptions (i.e., Section 305(b)(2)) provides that a distribution (or a series of distributions) by a corporation of its stock shall be treated as a potentially taxable distribution of property to which Section 301 applies if it has the result of (1) the receipt of money or other property by some shareholders, and (2) an increase in the proportionate interests of other shareholders in the assets or earnings and profits of the corporation.
     Section 305(b)(2) covers both actual stock distributions and “deemed” distributions. Deemed distributions are generally taxable pursuant to the application of Section 305(c). Generally, Section 305(c) grants the IRS broad authority to issue regulations treating as a taxable transaction a distribution in which a shareholder’s proportionate interest in the corporation’s assets and earnings and profits may change as a result of, inter alia, a change in conversion ratio, redemption price, or difference between a redemption price and an issue price. The regulations that were issued in response to Section 305(c) state that a recapitalization will be deemed to result in a distribution to which Section 305(c) applies if (i) it is pursuant to a plan to periodically increase a shareholder’s proportionate interest in the assets or earnings and profits of the corporation; or (ii) a shareholder owning non-participating preferred stock, with dividends in arrears, exchanges his stock for other stock and, as a result, increases his proportionate interest in the assets or earnings and profits of the corporation. Treas. Reg. § 1.305-7(c)(1). The regulations clarify that in cases where there is more than one class of stock outstanding, each class of stock is to be considered separately in determining whether a shareholder has increased would not be determine based on the 3-month weighted average) of what is given in the Conversion closely approximates the value of what is received. In such a case, no disproportionate values should exist upon Conversion.

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his proportionate interest in the assets or earnings and profits of a corporation. Treas. Reg. § 1.305-3(b)(6). Also, the individual shareholders of a class of stock will be deemed to have an increased interest if the class of stock as a whole has an increased interest in the corporation. Id.
     The regulations under Section 305 make clear that a deemed distribution under Section 305(c) is only a constructive stock distribution that will result in a potentially taxable dividend if it is described in one of the five exceptions enumerated under Section 305(b), and that it will be taxable only to the person whose proportionate equity interest is increased thereby.
     In sum, for any exception under Section 305(b) or (c) to apply to treat the Conversion as taxable to the preference shareholders, the Conversion must increase the preference shareholder’s proportionate interest in the assets or earnings and profits of the Company. As mentioned in the “FACTS,” above, the preference shares possess special dividend rights not possessed by the ordinary shares but do not posses any liquidation preferences. Moreover, the shareholders that participate in the Conversion will convert their shares into ordinary shares on a one-for-one basis. Although the trading price of the ordinary shares is higher than that of the preference shares, the participating preference shareholders will be effectively decreasing (or at most, maintaining) their proportionate interest in the assets or earnings and profits of FMC because, with respect to liquidation preferences, the proportionate interest of the preference shareholders will remain constant; but with respect to dividend preferences, the proportionate interest of the preference shareholders will be decreased.
     Accordingly, based on the foregoing analysis, we believe that the receipt of ordinary shares in exchange for preference shares pursuant to the Conversion will be treated as a reorganization described in Section 368(a) of the Code.
     The opinions expressed herein are based upon judicial interpretations of the Code, Treasury Regulations promulgated thereunder, administrative interpretations and positions of the IRS and judicial decisions as of the date hereof, all of which are subject to change, sometimes with retroactive effect. Moreover, the opinions expressed herein deal only with United States federal income taxation and only with respect to the matters addressed herein and not with state or local taxation or the matters of any other taxing jurisdiction. We can give no assurance that judicial decisions will not be overturned, or new or amended Treasury Regulations, administrative rulings or procedures will not be issued or proposed or that new case law will not be created or that new legislation will not be enacted, any of which could have an impact upon the opinions set forth herein. We undertake no obligation to advise you with respect to future changes in the Code or such interpretations or decisions which may affect the opinions expressed.
     This letter is solely for the benefit of FMC and only with respect to the matters addressed herein for United States federal income tax purposes. It may not be relied upon by any other person or for any other purpose without our express written permission.

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     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us under the caption “Certain Tax Consequences.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Respectfully submitted,
/s/ O'Melveny & Myers LLP